

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 23, 2009

CATERPILLAR FINANCIAL SERVICES CORPORATION
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation)

0-13295	37-1105865
(Commission File Number)	(IRS Employer Identification No.)
2120 West End Ave., Nashville, Tennessee	37203-0001
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (615) 341-1000

Former name or former address, if changed since last report: N/A

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

- ☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
- ☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 230.425)
- ☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
- ☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

* *

Item 1.01.   Entry into a Material Definitive Agreement.

Amendment of Credit Facilities

On January 23, 2009, Caterpillar Financial Services Corporation ("Company") amended the following three credit agreements (collectively, the "Credit Facilities"):

(1)   The credit agreement dated as of September 18, 2008 (the "364-Day Facility") entered into by and among the Company, Caterpillar Inc. ("Caterpillar") and Caterpillar Finance Corporation ("CFC"), certain financial institutions named therein (the "364 Day Facility Banks"), The Bank of Tokyo Mitsubishi UFJ, Ltd. (as Japan local currency agent and bank), and Citibank, N.A. ("Citibank") (as agent) for an unsecured aggregate revolving credit facility of up to US$2.2525 billion and its related local currency addendum, which were originally disclosed in the Company's Form 8-K filed with the Securities and Exchange Commission ("SEC") on September 23, 2008 ("2008 Form 8-K") and is hereby incorporated herein by reference;

(2)   The five-year credit agreement dated September 20, 2007 ("2007 Facility") entered into by and among the same parties provided in the description of the 364-Day Facility for an unsecured aggregate revolving credit facility of up to US$1.625 billion and its related local currency addendum, originally filed with the SEC via the Company's Form 8-K on September 26, 2007 (the "2007 Form 8-K") and amended by the terms disclosed under Items 1.01(b) and 2.03(b) of the 2008 Form 8-K, which, together with the related exhibits, are hereby incorporated herein by reference; and

(3)   The five-year credit agreement dated September 21, 2006 ("2006 Facility" and together with the 2007 Facility, the "Five Year Facilities") entered into by and among the Company, Caterpillar and Caterpillar International Finance Limited (f/k/a Caterpillar International Finance p.l.c.) ("CIF" together with the Company, Caterpillar and CFC, the "Borrowers"), certain financial institutions named therein (the "2006 Facility Banks" together with the 364-Day Facility Banks, the "Banks"), The Bank of Tokyo-Mitsubishi UFJ, Ltd. (as Japan local currency agent and Japan local currency bank), Citibank International p.l.c. (as local currency agent) and Citibank (as agent) for an unsecured aggregate revolving credit facility up to US$2.975 billion and its two related currency addendums, originally filed with the SEC via the Company's Form 8-K on September 27, 2006 ("2006 Form 8-K") and amended by the terms disclosed under Items 1.01(b) and 2.03(b) of the 2008 Form 8-K, which, together with the related exhibits, are hereby incorporated herein by reference.

The Credit Facilities are used primarily as the Borrowers' commercial paper backstop and none of the Borrowers have drawn any amounts under the Credit Facilities.

The amendments to the Credit Facilities increase the upper range of interest rates applicable to certain amounts that may be drawn by the Borrowers under the Credit Facilities by approximately 1.0% to 1.5%. The Borrowers agreed to the above described amendments in consideration of the Banks' consent to (i) Caterpillar's consolidated net worth of $6.087 billion as of December 31, 2008, which, due to, among other things, a $3.4 billion charge to the "other comprehensive income" in Caterpillar's balance sheet for the year ended December 31, 2008, fell below the level stipulated in the Credit Facilities, and (ii) the Company's interest coverage ratio of 0.97 as of December 31, 2008, which, due to, among other things, the deteriorating economic conditions in the quarter ended December 31, 2008, was at a level below that stipulated in the Credit Facilities.

The foregoing description of the amendments to the Credit Facilities is a summary and is qualified in its entirety by the terms and provisions of Amendment No. 1 to the 364-Day Facility, Amendment No. 2 to the 2007 Facility; Amendment No. 4 to the 2006 Facility, Amendment No. 1 to the 2007 Japan Local Currency Addendum, Amendment No. 1 to the 2006 Japan Local Currency Addendum and Amendment No. 1 to the 2006 Local Currency Addendum, respectively, filed as Exhibits 99.1, 99.2, 99.3, 99.4, 99.5, and 99.6 to this report and incorporated herein by reference.

Some of the Banks, as well as certain of their respective affiliates, have performed, and may in the future perform, for the Borrowers and their subsidiaries, various commercial banking, investment banking, underwriting and other financial advisory services, for which they have received, and will receive, customary fees and expenses.

Amendment of Credit Agreement

On January 23, 2009, the Company amended the 364-day credit agreement dated as of July 15, 2008 (the "Credit Agreement") entered into by and among the Company, certain financial institutions named therein (the "Credit Agreement Banks") and Société Générale (as agent) for an unsecured aggregate revolving credit facility of up to US$300 million, which was originally disclosed in the Company's Form 10-Q filed with the SEC on October 31, 2008 ("2008 Third Quarter Form 10-Q") and is hereby incorporated herein by reference.

The Credit Agreement is used primarily as a source of supplemental liquidity for the Company and the Company has not drawn any amounts under the Credit Agreement.

The amendment to the Credit Agreement increases the upper range of the interest rate applicable to certain amounts that may be drawn by the Company under the Credit Agreement by approximately 1.00%. The Company agreed to the above described amendment in consideration of the Credit Agreement Banks' (i) consent that, due to, among other things, the deteriorating economic conditions, the Company is not required to comply with or otherwise satisfy the interest coverage ratio stipulated in the Credit Agreement; and (ii) waiver of any Event of Default or unmatured Event of Default that would otherwise result under the Credit Agreement as a result of Caterpillar's consolidated net worth falling below the level stipulated in the Credit Agreement.

The foregoing description of the amendment to the Credit Agreement is a summary and is qualified in its entirety by the terms and provisions of Amendment No. 2 to the Credit Agreement filed as Exhibit 99.7 to this report and incorporated herein by reference.

Some of the Credit Agreement Banks, as well as certain of their respective affiliates, have performed, and may in the future perform, for the Company and its subsidiaries, various commercial banking, investment banking, underwriting and other financial advisory services, for which they have received, and will receive, customary fees and expenses.

Item 2.02.   Results of Operations and Financial Condition.

On January 26, 2009, Caterpillar Financial Services Corporation issued a press release reporting financial results for the year and fourth quarter ended December 31, 2008 (furnished hereunder as Exhibit 99.8).

Item 2.03.   Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information set forth under Item 1.01 of this report is hereby incorporated into the Item 2.03 by reference.

Item 9.01.   Financial Statements and Exhibits.

(d)   Exhibits:

99.1   Amendment No. 1 to the 364-Day Credit Agreement

99.2   Amendment No. 2 to the 2007 Five-Year Credit Agreement

99.3   Amendment No. 4 to the 2006 Five Year Credit Agreement

99.4   Amendment No. 1 to 2007 Japan Local Currency Addendum

99.5   Amendment No. 1 to 2006 Japan Local Currency Addendum

99.6   Amendment No. 1 to 2006 Local Currency Addendum

99.7   Amendment No. 2 to 2008 Credit Agreement

99.8   4th Quarter 2008 Results Press Release dated January 26, 2009

* *

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Caterpillar Financial Services Corporation

January 26, 2009   By: */s/ Michael G. Sposato*
                                           Michael G. Sposato
                                           Secretary

EXHIBIT 99.1

AMENDMENT NO. 1
to
CREDIT AGREEMENT (364-DAY FACILITY)

This AMENDMENT NO. 1 TO CREDIT AGREEMENT (364-DAY FACILITY) (this "Amendment"), dated as of January 23, 2009, is entered into by and among Caterpillar Inc. ("Caterpillar"), Caterpillar Financial Services Corporation ("CFSC") and Caterpillar Finance Corporation ("CFC", and together with Caterpillar and CFSC, the "Borrowers"), the Banks and Japan Local Currency Banks parties hereto (collectively, the "Banks"), The Bank of Tokyo-Mitsubishi UFJ, Ltd., as Japan Local Currency Agent (the "Japan Local Currency Agent") and as Japan Local Currency Bank (the "Japan Local Currency Bank") under the Credit Agreement (as defined below) and Citibank, N.A., as Agent (the "Administrative Agent" and together with the Japan Local Currency Agent, the "Agents") under the Credit Agreement. Each capitalized term used herein and not defined herein shall have the meaning ascribed thereto in the Credit Agreement.

PRELIMINARY STATEMENTS

The Borrowers, the Banks and the Agents are parties to the Credit Agreement (364-Day Facility), dated as of September 18, 2008 (as the same may be further amended, restated, supplemented or otherwise modified from time to time, the "Credit Agreement"). The Borrowers have requested that the Banks and the Agents amend the Credit Agreement as hereinafter set forth, and the Banks and the Agents have agreed to amend the Credit Agreement pursuant to the terms of this Amendment.

SECTION 1. Amendment to the Credit Agreement. Effective as of the date hereof, subject to the satisfaction of the conditions precedent set forth in Section 3 below, the Credit Agreement is hereby amended as follows:

1.1 The definition of "Maximum Market Rate Spread" set forth in Section 1.01 is amended and restated in its entirety as follows:

'"Maximum Market Rate Spread" shall mean, as of any date of determination, with respect to any Advance, a rate per annum equal to 1.75%; provided, that, commencing on the Term Loan Effective Date, the Maximum Market Rate Spread shall be a rate per annum equal to 2.00%."'

SECTION 2. Reaffirmation of CFSC Guaranty. CFSC hereby reaffirms all of its obligations under Article IX of the Credit Agreement and acknowledges and agrees that such obligations remain in full force and effect and are hereby ratified, reaffirmed and confirmed.

SECTION 3. Conditions Precedent. This Amendment shall become effective and be deemed effective as of the date hereof upon the Administrative Agent's receipt of duly executed counterparts of each of the following:

3.1 this Amendment from each Borrower, the Agents and the Banks; and

3.2 Consent to Credit Agreement (364-Day Facility) of even date herewith with respect to the Credit Agreement from each Borrower and the Majority Banks (the "Consent").

SECTION 4. Covenants, Representations and Warranties of the Borrowers.

4.1 Upon the effectiveness of this Amendment and the Consent, each Borrower hereby reaffirms all covenants, representations and warranties made by it in the Credit Agreement, as amended hereby, and agrees that all such covenants, representations and warranties shall be deemed to have been re-made as of the effective date of this Amendment.

4.2   Each Borrower hereby represents and warrants that (a) this Amendment constitutes a legal, valid and binding obligation of such Borrower, enforceable against such Borrower in accordance with its terms, except as enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting creditor's rights generally and by the effect of general principles of equity and (b) upon the effectiveness of this Amendment and the Consent, no Event of Default shall exist with respect to such Borrower and no event shall exist which, with the giving of notice, the lapse of time or both, would constitute an Event of Default with respect to such Borrower.

SECTION 5.   Reference to and Effect on the Credit Agreement.

5.1   Upon the effectiveness of this Amendment, each reference in the Credit Agreement to "this Agreement", "hereunder", "hereof", "herein" or words of like import shall mean and be a reference to the Credit Agreement, as amended hereby, and each reference to the Credit Agreement in any other document, instrument or agreement executed and/or delivered in connection with the Credit Agreement shall mean and be a reference to the Credit Agreement as amended hereby.

5.2   Except as specifically amended above, the Credit Agreement, the Notes and all other documents, instruments and agreements executed and/or delivered in connection therewith shall remain in full force and effect and are hereby ratified and confirmed.

5.3   The execution, delivery and effectiveness of this Amendment shall not operate as a waiver of any right, power or remedy of any party under the Credit Agreement, the Notes or any other document, instrument or agreement executed in connection therewith, nor constitute a waiver of any provision contained therein, except as specifically set forth herein.

SECTION 6.   Execution in Counterparts.   This Amendment may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which taken together shall constitute one and the same instrument.   A facsimile or PDF copy of any signature hereto shall have the same effect as the original of such signature.

SECTION 7.   **Governing Law.**   **This Amendment shall be governed by and construed in accordance with the laws of the State of New York without regard for conflict of law principles that would result in the application of any law other than the internal law of the State of New York.**

SECTION 8.   Headings.   Section headings in this Amendment are included herein for convenience of reference only and shall not constitute a part of this Amendment for any other purpose.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their respective officers or representatives thereunto duly authorized as of the date first above written.

CATERPILLAR INC.

By /s/ Kevin E. Colgan
  Name: Kevin E. Colgan
  Title: Treasurer

CATERPILLAR FINANCIAL SERVICES CORPORATION

By /s/ David A. Kacynski
  Name: David Kacynski
  Title: Treasurer

CATERPILLAR FINANCE CORPORATION

By /s/ David A. Kacynski
  Name: David A. Kacynski
  Title: Director

CITIBANK, N.A., as Agent

By /s/ Kevin A Ege
  Name: Kevin A Ege
  Title: Vice President

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD., as Japan Local Currency Agent

By /s/ Muneya Taniguchi
  Name: Muneya Taniguchi
  Title: Chief Manager

CITIBANK, N.A., as a Bank

By /s/ Kevin A Ege
  Name: Kevin A Ege
  Title: Vice President

JPMORGAN CHASE BANK, N.A., as a Bank

By /s/ Tony Yung
  Name: Tony Yung
  Title: Vice President

BANK OF AMERICA, N.A., as a Bank

By   /s/ Chas McDonell
  Name: Chas McDonell
  Title: Senior Vice President

AMRO BANK N.V., as a Bank

By   /s/ Brendan Korb
  Name: Brendan Korb
  Title: Director

By   /s/ Mary Pope
  Name: Mary Pope
  Title: Assistant Vice President

BARCLAYS BANK PLC, as a Bank

By   /s/ Alicia Borys
  Name: Alicia Borys
  Title: Assistant Vice President

SOCIÉTÉ GÉNÉRALE, as a Bank

By   /s/ Eric E.O. Siebert Jr.
  Name: Eric E.O. Siebert Jr.
  Title: Managing Director

ROYAL BANK OF CANADA, as a Bank

By   /s/ Meredith Majesty
  Name: Meredith Majesty
  Title: Authorized Signatory

STANDARD CHARTERED BANK, as a Bank

By   /s/ Karen Bershtein
  Name: Karen Bershtein
  Title: Associate Director

By   /s/ Robert K. Reddington
  Name: Robert K. Reddington
  Title: AVP / Credit Documentation Credit Risk Control

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD., as Japan Local Currency Bank

By   /s/ Muneya Taniguchi
 Name: Muneya Taniguchi
 Title: Chief Manager

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD., as a Bank

By   /s/ Victor Pierzchalski
 Name: Victor Pierzchalski
 Title: Authorized Signatory

COMMERZBANK AG, NEW YORK AND GRAND CAYMAN BRANCHES, as a Bank

By   /s/ Al Morrow
 Name: Al Morrow
 Title: Assistant Vice President

By   /s/ John Marlatt
 Name: John Marlatt
 Title: Senior Vice President

ING BANK N.V., DUBLIN BRANCH, as a Bank

By   /s/ Sean Hassett
 Name: Sean Hassett
 Title: Director

By   /s/ Emma Condon
 Name: Emma Condon
 Title: Vice President

THE BANK OF NEW YORK MELLON, as a Bank

By   /s/ Daniel J. Lenckos
 Name: Daniel J. Lenckos
 Title: First Vice President

BNP PARIBAS, as a Bank

By   /s/ Wendy Breuder
 Name: Wendy Breuder
 Title: Managing Director

By   /s/ Michael Pearce
 Name: Michael Pearce
 Title: Director

THE NORTHERN TRUST COMPANY, as a Bank

By   /s/ Steve Ryan
  Name: Steve Ryan
  Title: Senior Vice President

WESTPAC BANKING CORPORATION, as a Bank

By   /s/ Bradley Scammell
  Name: Bradley Scammell
  Title: Head of Corporate and Institutional Banking Americas

MERRILL LYNCH BANK USA, as a Bank

By   /s/ Louis Alder
  Name: Louis Alder
  Title: First Vice President

WILLIAM STREET LLC, as a Bank

By   /s/ Mark Walton
  Name: Mark Walton
  Title: Authorized Signatory

EXHIBIT 99.2

AMENDMENT NO. 2
to
CREDIT AGREEMENT (FIVE-YEAR FACILITY)

This AMENDMENT NO. 2 TO CREDIT AGREEMENT (FIVE-YEAR FACILITY) (this "Amendment"), dated as of January 23, 2009, is entered into by and among Caterpillar Inc. ("Caterpillar"), Caterpillar Financial Services Corporation ("CFSC") and Caterpillar Finance Corporation ("CFC" and together with Caterpillar and CFSC, the "Borrowers"), the Banks and Japan Local Currency Banks parties hereto (collectively, the "Banks"), The Bank of Tokyo-Mitsubishi UFJ, Ltd., as Japan Local Currency Agent (the "Japan Local Currency Agent") and as Japan Local Currency Bank (the "Japan Local Currency Bank") under the Credit Agreement (as defined below) and Citibank, N.A., as Agent (the "Administrative Agent" and together with the Japan Local Currency Agent, the "Agents") under the Credit Agreement. Each capitalized term used herein and not defined herein shall have the meaning ascribed thereto in the Credit Agreement.

PRELIMINARY STATEMENTS

The Borrowers, the Banks and the Agents are parties to the Credit Agreement (Five-Year Facility), dated as of September 20, 2007 (as the same has been and may be further amended, restated, supplemented or otherwise modified from time to time, the "Credit Agreement"). The Borrowers have requested that the Banks and the Agents amend the Credit Agreement as hereinafter set forth, and the Banks and the Agents have agreed to amend the Credit Agreement pursuant to the terms of this Amendment.

SECTION 1. Amendments to the Credit Agreement. Effective as of the date hereof, subject to the satisfaction of the conditions precedent set forth in Section 3 below, the Credit Agreement is hereby amended as follows:

1.1 Section 1.01 is amended by deleting therefrom the defined terms "Applicable Eurocurrency Margin" and "Applicable TIBOR Margin" in their entirety.

1.2 Section 1.01 is amended by adding the following defined terms thereto in alphabetical order:

'"Applicable Margin" means (a) with respect to Base Rate Advances and Japan Base Rate Advances, the greater of (i) the applicable Market Rate Spread minus 1.00% and (ii) 0.00%; and (b) with respect to Eurocurrency Rate Advances and TIBO Rate Advances, the applicable Market Rate Spread.

"Market Rate Spread" means, for any Advance for any Interest Period, the rate per annum equal to the five-year credit default swap mid-rate spread of (a) Caterpillar in the case of any Advance made to Caterpillar or (b) CFSC in the case of any Advance made to CFSC or CFC, as provided by the Quotation Agency for the five-year period beginning on the Rate Set Date (as defined below) appearing on the Quotation Agency's website as of 12:00 noon (New York City time) or otherwise delivered by the Quotation Agency to the Agent, in each case two Business Days prior to the first day of such Interest Period (the "Rate Set Date"); provided, that the Market Rate Spread shall in no event be less than a rate per annum equal to 0.25% or greater than the applicable Maximum Market Rate Spread, in each case as of the applicable Rate Set Date; provided, further that in the event that the Market Rate Spread is not available from the Quotation Agency on the Rate Set Date for any Interest Period, the Market Rate Spread for such Interest Period shall be the Maximum Market Rate Spread on such Rate Set Date.

"Maximum Market Rate Spread" shall mean, as of any date of determination, with respect to any Advance, a rate per annum equal to 1.75%.

"Quotation Agency" means Markit Group Limited or any successor thereto."'

1.3 Sections 2.07(a), (b) and (c) are amended and restated in their entirety as follows:

(a) "Base Rate Advances. If such Advance is a Base Rate Advance, a rate per annum equal at all times during the Interest Period for such Advance to the sum of the Base Rate in effect from time to time plus the Applicable Margin, payable on the last day of such Interest Period (or, with respect to any portion thereof that shall be prepaid pursuant to Section 2.09 or otherwise in accordance with the terms of this Agreement, on the date of such prepayment); or if such Advance is a Japan Base Rate Advance, a rate per annum equal at all times during the Interest Period for such Advance to the sum of the Japan Base Rate in effect from time to time plus the Applicable Margin, payable on the last day of such Interest Period (or with respect to any portion thereof that shall be prepaid pursuant to Section 2.09 or otherwise in accordance with the terms of this Agreement or the Japan Local Currency Addendum, on the date of such prepayment).

(b) Eurocurrency Rate Advances. If such Advance is a Eurocurrency Rate Advance, a rate per annum equal at all times during the Interest Period for such Advance to the sum of the Eurocurrency Rate for such Interest Period plus the Applicable Margin, payable on the last day of such Interest Period (or, with respect to any portion thereof that shall be prepaid pursuant to Section 2.09 or otherwise in accordance with the terms of this Agreement, on the date of such prepayment) and, if such Interest Period has a duration of more than three months, on the day which occurs during such Interest Period three months from the first day of such Interest Period.

(c) TIBO Rate Advances. If such Advance is a TIBO Rate Advance, a rate per annum equal at all times during the Interest Period for such Advance to the sum of the TIBO Rate for such Interest Period plus the Applicable Margin, payable on the last day of such Interest Period (or, with respect to any portion thereof that shall be prepaid pursuant to Section 2.09 or otherwise in accordance with the terms of this Agreement, on the date of such prepayment) and, if such Interest Period has a duration of more than three months, on the day which occurs during such Interest Period three months from the first day of such Interest Period."

1.4 Paragraph 4 of Schedule II to the Form of Japan Local Currency Addendum attached as Exhibit G to the Credit Agreement is amended and restated in its entirety as follows:

"Interest Rates:

Each Japan Local Currency Advance that is a TIBO Rate Advance shall bear interest from and including the first day of the Interest Period applicable thereto to (but not including) the last day of such Interest Period at a rate per annum equal to the sum of (i) the TIBO Rate for such Japan Local Currency Advance for such Interest Period plus (ii) the Applicable Margin as in effect from time to time during such Interest Period; provided, however, after the occurrence and during the continuance of an Event of Default or an event that would constitute an Event of Default but for the requirement that notice be given or time elapse or both, the provisions of Section 2.07(d) of the Credit Agreement shall be applicable. Each Japan Local Currency Advance that is a Japan Base Rate Advance shall bear interest during any Interest Period at a per annum rate equal to the sum of (i) the Japan Base Rate plus (ii) the Applicable Margin in effect from time to time during such Interest Period. The terms of Section 2.07 and the other provisions of the Credit Agreement shall otherwise govern the accrual and payment of interest on Japan Local Currency Advance."

SECTION 2. Reaffirmation of CFSC Guaranty. CFSC hereby reaffirms all of its obligations under Article IX of the Credit Agreement and acknowledges and agrees that such obligations remain in full force and effect and are hereby ratified, reaffirmed and confirmed.

SECTION 3. Conditions Precedent. This Amendment shall become effective and be deemed effective as of the date hereof upon the Administrative Agent's receipt of duly executed counterparts of each of the following:

3.1 this Amendment from each Borrower, the Agents and the Banks;

3.2 Amendment No. 1 to Japan Local Currency Addendum of even date herewith from CFSC, CFC, the Agents and the Majority Japan Local Currency Banks; and

3.3 Consent to Credit Agreement (Five-Year Facility) of even date herewith with respect to the Credit Agreement from each Borrower and the Majority Banks (the "Consent").

SECTION 4. <u>Covenants, Representations and Warranties of the Borrowers</u>.

4.1 Upon the effectiveness of this Amendment and the Consent, each Borrower hereby reaffirms all covenants, representations and warranties made by it in the Credit Agreement, as amended hereby, and agrees that all such covenants, representations and warranties shall be deemed to have been re-made as of the effective date of this Amendment.

4.2 Each Borrower hereby represents and warrants that (a) this Amendment constitutes a legal, valid and binding obligation of such Borrower, enforceable against such Borrower in accordance with its terms, except as enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting creditor's rights generally and by the effect of general principles of equity and (b) upon the effectiveness of this Amendment and the Consent, no Event of Default shall exist with respect to such Borrower and no event shall exist which, with the giving of notice, the lapse of time or both, would constitute an Event of Default with respect to such Borrower.

SECTION 5. <u>Reference to and Effect on the Credit Agreement</u>.

5.1 Upon the effectiveness of this Amendment, each reference in the Credit Agreement to "this Agreement", "hereunder", "hereof", "herein" or words of like import shall mean and be a reference to the Credit Agreement, as amended hereby, and each reference to the Credit Agreement in any other document, instrument or agreement executed and/or delivered in connection with the Credit Agreement shall mean and be a reference to the Credit Agreement as amended hereby.

5.2 Except as specifically amended above, the Credit Agreement, the Notes and all other documents, instruments and agreements executed and/or delivered in connection therewith shall remain in full force and effect and are hereby ratified and confirmed.

5.3 The execution, delivery and effectiveness of this Amendment shall not operate as a waiver of any right, power or remedy of any party under the Credit Agreement, the Notes or any other document, instrument or agreement executed in connection therewith, nor constitute a waiver of any provision contained therein, except as specifically set forth herein.

SECTION 6. <u>Execution in Counterparts</u>. This Amendment may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which taken together shall constitute one and the same instrument. A facsimile or PDF copy of any signature hereto shall have the same effect as the original of such signature.

SECTION 7. **<u>Governing Law</u>. This Amendment shall be governed by and construed in accordance with the laws of the State of New York without regard for conflict of law principles that would result in the application of any law other than the internal law of the State of New York.**

SECTION 8. <u>Headings</u>. Section headings in this Amendment are included herein for convenience of reference only and shall not constitute a part of this Amendment for any other purpose.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their respective officers or representatives thereunto duly authorized as of the date first above written.

CATERPILLAR INC.

By /s/ Kevin E. Colgan
 Name: Kevin E. Colgan
 Title: Treasurer

CATERPILLAR FINANCIAL SERVICES CORPORATION

By /s/ David A. Kacynski
 Name: David Kacynski
 Title: Treasurer

CATERPILLAR FINANCE CORPORATION

By /s/ David A. Kacynski
 Name: David A. Kacynski
 Title: Director

CITIBANK, N.A., as Agent

By /s/ Kevin A Ege
 Name: Kevin A Ege
 Title: Vice President

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD., as Japan Local Currency Agent

By /s/ Muneya Taniguchi
 Name: Muneya Taniguchi
 Title: Chief Manager

CITIBANK, N.A., as a Bank

By /s/ Kevin A Ege
 Name: Kevin A Ege
 Title: Vice President

JPMORGAN CHASE BANK, N.A., as a Bank

By /s/ Tony Yung
 Name: Tony Yung
 Title: Vice President

BANK OF AMERICA, N.A., as a Bank

By /s/ Chas McDonell
  Name: Chas McDonell
  Title: Senior Vice President

AMRO BANK N.V., as a Bank

By /s/ Brendan Korb
  Name: Brendan Korb
  Title: Director

By /s/ Mary Pope
  Name: Mary Pope
  Title: Assistant Vice President

BARCLAYS BANK PLC, as a Bank

By /s/ Alicia Borys
  Name: Alicia Borys
  Title: Assistant Vice President

SOCIÉTÉ GÉNÉRALE, as a Bank

By /s/ Eric E.O. Siebert Jr.
  Name: Eric E.O. Siebert Jr.
  Title: Managing Director

ROYAL BANK OF CANADA, as a Bank

By /s/ Meredith Majesty
  Name: Meredith Majesty
  Title: Authorized Signatory

STANDARD CHARTERED BANK, as a Bank

By /s/ Karen Bershtein
  Name: Karen Bershtein
  Title: Associate Director

By /s/ Robert K. Reddington
  Name: Robert K. Reddington
  Title: AVP / Credit Documentation Credit Risk Control

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD., as Japan Local Currency Bank

By   /s/ Muneya Taniguchi
  Name: Muneya Taniguchi
  Title: Chief Manager

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD., as a Bank

By   /s/ Victor Pierzchalski
  Name: Victor Pierzchalski
  Title: Authorized Signatory

COMMERZBANK AG, NEW YORK AND GRAND CAYMAN BRANCHES, as a Bank

By   /s/ Al Morrow
  Name: Al Morrow
  Title: Assistant Vice President

By   /s/ John Marlatt
  Name: John Marlatt
  Title: Senior Vice President

ING BANK N.V., DUBLIN BRANCH, as a Bank

By   /s/ Sean Hassett
  Name: Sean Hassett
  Title: Director

By   /s/ Emma Condon
  Name: Emma Condon
  Title: Vice President

THE BANK OF NEW YORK MELLON, as a Bank

By   /s/ Daniel J. Lenckos
  Name: Daniel J. Lenckos
  Title: First Vice President

BNP PARIBAS, as a Bank

By   /s/ Wendy Breuder
  Name: Wendy Breuder
  Title: Managing Director

By   /s/ Michael Pearce
  Name: Michael Pearce
  Title: Director

THE NORTHERN TRUST COMPANY, as a Bank

By /s/ Steve Ryan
  Name: Steve Ryan
  Title: Senior Vice President

WESTPAC BANKING CORPORATION, as a Bank

By /s/ Bradley Scammell
  Name: Bradley Scammell
  Title: Head of Corporate and Institutional Banking Americas

MERRILL LYNCH BANK USA, as a Bank

By /s/ Louis Alder
  Name: Louis Alder
  Title: First Vice President

WILLIAM STREET COMMITMENT CORPORATION (Recourse only to assets of William Street Commitment Corporation), as a Bank

By /s/ Mark Walton
  Name: Mark Walton
  Title: Authorized Signatory

WESTLB AG, NEW YORK BRANCH, as a Bank

By /s/ Salvatore Battinelli
  Name: Salvatore Battinelli
  Title: Managing Director

By /s/ Nuray Kucukarslan
  Name: Nuray Kucukarslan
  Title: Manager

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED, as a Bank

By /s/ John W. Wade
  Name: John W. Wade
  Title: Deputy General Manager / Head of Operations and Infrastructure

EXHIBIT 99.3

AMENDMENT NO. 4
to
CREDIT AGREEMENT (FIVE-YEAR FACILITY)

This AMENDMENT NO. 4 TO CREDIT AGREEMENT (FIVE-YEAR FACILITY) (this "Amendment"), dated as of January 23, 2009, is entered into by and among Caterpillar Inc. ("Caterpillar"), Caterpillar Financial Services Corporation ("CFSC"), Caterpillar Finance Corporation ("CFC") and Caterpillar International Finance Limited (f/k/a Caterpillar International Finance p.l.c.) ("CIF", and together with Caterpillar, CFSC and CFC, the "Borrowers"), the Banks, Japan Local Currency Banks and Local Currency Banks parties hereto (collectively, the "Banks"), The Bank of Tokyo-Mitsubishi UFJ, Ltd., as Japan Local Currency Agent (the "Japan Local Currency Agent") and as Japan Local Currency Bank (the "Japan Local Currency Bank") under the Credit Agreement (as defined below), Citibank International plc, as the Local Currency Agent under the Credit Agreement (as defined below) (the "Local Currency Agent"), and Citibank, N.A., as Agent (the "Administrative Agent" and together with the Japan Local Currency Agent and the Local Currency Agent, the "Agents") under the Credit Agreement. Each capitalized term used herein and not defined herein shall have the meaning ascribed thereto in the Credit Agreement.

PRELIMINARY STATEMENTS

The Borrowers, the Banks and the Agents are parties to the Credit Agreement (Five-Year Facility), dated as of September 21, 2006 (as the same has been and may be further amended, restated, supplemented or otherwise modified from time to time, the "Credit Agreement"). The Borrowers have requested that the Banks and the Agents amend the Credit Agreement as hereinafter set forth, and the Banks and the Agents have agreed to amend the Credit Agreement pursuant to the terms of this Amendment.

SECTION 1. Amendments to the Credit Agreement. Effective as of the date hereof, subject to the satisfaction of the conditions precedent set forth in Section 3 below, the Credit Agreement is hereby amended as follows:

1.1 Section 1.01 is amended by deleting therefrom the defined terms "Applicable Eurocurrency Margin" and "Applicable TIBOR Margin" in their entirety.

1.2 Section 1.01 is amended by adding the following defined terms thereto in alphabetical order:

'"Applicable Margin" means (a) with respect to Base Rate Advances and Japan Base Rate Advances, the greater of (i) the applicable Market Rate Spread minus 1.00% and (ii) 0.00%; and (b) with respect to Eurocurrency Rate Advances and TIBO Rate Advances, the applicable Market Rate Spread.

"Market Rate Spread" means, for any Advance for any Interest Period, the rate per annum equal to the five-year credit default swap mid-rate spread of (a) Caterpillar in the case of any Advance made to Caterpillar or (b) CFSC in the case of any Advance made to CFSC, CFC or CIF, as provided by the Quotation Agency for the five-year period beginning on the Rate Set Date (as defined below) appearing on the Quotation Agency's website as of 12:00 noon (New York City time) or otherwise delivered by the Quotation Agency to the Agent, in each case two Business Days prior to the first day of such Interest Period (the "Rate Set Date"); provided, that the Market Rate Spread shall in no event be less than a rate per annum equal to 0.25% or greater than the applicable Maximum Market Rate Spread, in each case as of the applicable Rate Set Date; provided, further that in the event that the Market Rate Spread is not available from the Quotation Agency on the Rate Set Date for any Interest Period, the Market Rate Spread for such Interest Period shall be the Maximum Market Rate Spread on such Rate Set Date.

"Maximum Market Rate Spread" shall mean, as of any date of determination, with respect to any Advance, a rate per annum equal to 1.75%.

"Quotation Agency" means Markit Group Limited or any successor thereto."'

1.3 Sections 2.07(a), (b) and (c) are amended and restated in their entirety as follows:

(a) "Base Rate Advances. If such Advance is a Base Rate Advance, a rate per annum equal at all times during the Interest Period for such Advance to the sum of the Base Rate in effect from time to time plus the Applicable Margin, payable on the last day of such Interest Period (or, with respect to any portion thereof that shall be prepaid pursuant to Section 2.09 or otherwise in accordance with the terms of this Agreement, on the date of such prepayment); or if such Advance is a Japan Base Rate Advance, a rate per annum equal at all times during the Interest Period for such Advance to the sum of the Japan Base Rate in effect from time to time plus the Applicable Margin, payable on the last day of such Interest Period (or with respect to any portion thereof that shall be prepaid pursuant to Section 2.09 or otherwise in accordance with the terms of this Agreement or the Japan Local Currency Addendum, on the date of such prepayment).

(b) Eurocurrency Rate Advances. If such Advance is a Eurocurrency Rate Advance, a rate per annum equal at all times during the Interest Period for such Advance to the sum of the Eurocurrency Rate for such Interest Period plus the Applicable Margin, payable on the last day of such Interest Period (or, with respect to any portion thereof that shall be prepaid pursuant to Section 2.09 or otherwise in accordance with the terms of this Agreement, on the date of such prepayment) and, if such Interest Period has a duration of more than three months, on the day which occurs during such Interest Period three months from the first day of such Interest Period.

(c) TIBO Rate Advances. If such Advance is a TIBO Rate Advance, a rate per annum equal at all times during the Interest Period for such Advance to the sum of the TIBO Rate for such Interest Period plus the Applicable Margin, payable on the last day of such Interest Period (or, with respect to any portion thereof that shall be prepaid pursuant to Section 2.09 or otherwise in accordance with the terms of this Agreement, on the date of such prepayment) and, if such Interest Period has a duration of more than three months, on the day which occurs during such Interest Period three months from the first day of such Interest Period."

1.4 Paragraph 4 of Schedule II to the Form of Local Currency Addendum attached as Exhibit G-1 to the Credit Agreement is amended to delete the reference to "Applicable Eurocurrency Margin" therein and replace such reference with "Applicable Margin".

1.5 Paragraph 4 of Schedule II to the Form of Japan Local Currency Addendum attached as Exhibit G-2 to the Credit Agreement is amended and restated in its entirety as follows:

"Interest Rates:

Each Japan Local Currency Advance that is a TIBO Rate Advance shall bear interest from and including the first day of the Interest Period applicable thereto to (but not including) the last day of such Interest Period at a rate per annum equal to the sum of (i) the TIBO Rate for such Japan Local Currency Advance for such Interest Period plus (ii) the Applicable Margin as in effect from time to time during such Interest Period; provided, however, after the occurrence and during the continuance of an Event of Default or an event that would constitute an Event of Default but for the requirement that notice be given or time elapse or both, the provisions of Section 2.07(d) of the Credit Agreement shall be applicable. Each Japan Local Currency Advance that is a Japan Base Rate Advance shall bear interest during any Interest Period at a per annum rate equal to the sum of (i) the Japan Base Rate plus (ii) the Applicable Margin in effect from time to time during such Interest Period. The terms of Section 2.07 and the other provisions of the Credit Agreement shall otherwise govern the accrual and payment of interest on Japan Local Currency Advance."

SECTION 2. Reaffirmation of CFSC Guaranty. CFSC hereby reaffirms all of its obligations under Article IX of the Credit Agreement and acknowledges and agrees that such obligations remain in full force and effect and are hereby ratified, reaffirmed and confirmed.

SECTION 3. Conditions Precedent. This Amendment shall become effective and be deemed effective as of the date hereof upon the Administrative Agent's receipt of duly executed counterparts of each of the following:

3.1 this Amendment from each Borrower, the Agents and the Banks;

3.2 Amendment No. 1 to Local Currency Addendum of even date herewith from CFSC, CIF, the Agents and the Majority Local Currency Banks;

3.3 Amendment No. 1 to Japan Local Currency Addendum of even date herewith from CFC, CFSC, the Agents and the Majority Japan Local Currency Banks; and

3.4 Consent to Credit Agreement (Five-Year Facility) of even date herewith with respect to the Credit Agreement from each Borrower and the Majority Banks (the "Consent").

SECTION 4. Covenants, Representations and Warranties of the Borrowers.

4.1 Upon the effectiveness of this Amendment and the Consent, each Borrower hereby reaffirms all covenants, representations and warranties made by it in the Credit Agreement, as amended hereby, and agrees that all such covenants, representations and warranties shall be deemed to have been re-made as of the effective date of this Amendment.

4.2 Each Borrower hereby represents and warrants that (a) this Amendment constitutes a legal, valid and binding obligation of such Borrower, enforceable against such Borrower in accordance with its terms, except as enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting creditor's rights generally and by the effect of general principles of equity and (b) upon the effectiveness of this Amendment and the Consent, no Event of Default shall exist with respect to such Borrower and no event shall exist which, with the giving of notice, the lapse of time or both, would constitute an Event of Default with respect to such Borrower.

SECTION 5. Reference to and Effect on the Credit Agreement.

5.1 Upon the effectiveness of this Amendment, each reference in the Credit Agreement to "this Agreement", "hereunder", "hereof", "herein" or words of like import shall mean and be a reference to the Credit Agreement, as amended hereby, and each reference to the Credit Agreement in any other document, instrument or agreement executed and/or delivered in connection with the Credit Agreement shall mean and be a reference to the Credit Agreement as amended hereby.

5.2 Except as specifically amended above, the Credit Agreement, the Notes and all other documents, instruments and agreements executed and/or delivered in connection therewith shall remain in full force and effect and are hereby ratified and confirmed.

5.3 The execution, delivery and effectiveness of this Amendment shall not operate as a waiver of any right, power or remedy of any party under the Credit Agreement, the Notes or any other document, instrument or agreement executed in connection therewith, nor constitute a waiver of any provision contained therein, except as specifically set forth herein.

SECTION 6. Execution in Counterparts. This Amendment may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which taken together shall constitute one and the same instrument. A facsimile or PDF copy of any signature hereto shall have the same effect as the original of such signature.

SECTION 7. **Governing Law. This Amendment shall be governed by and construed in accordance with the laws of the State of New York without regard for conflict of law principles that would result in the application of any law other than the internal law of the State of New York.**

SECTION 8. Headings. Section headings in this Amendment are included herein for convenience of reference only and shall not constitute a part of this Amendment for any other purpose.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their respective officers or representatives thereunto duly authorized as of the date first above written.

CATERPILLAR INC.

By /s/ Kevin E. Colgan
  Name: Kevin E. Colgan
  Title: Treasurer

CATERPILLAR FINANCIAL SERVICES CORPORATION

By /s/ David A. Kacynski
  Name: David Kacynski
  Title: Treasurer

CATERPILLAR INTERNTIONAL FINANCE LIMITED

By /s/ David A. Kacynski
  Name: David A. Kacynski
  Title: Director

CATERPILLAR FINANCE CORPORATION

By /s/ David A. Kacynski
  Name: David A. Kacynski
  Title: Director

CITIBANK, N.A., as Agent

By /s/ Kevin A Ege
  Name: Kevin A Ege
  Title: Vice President

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD., as Japan Local Currency Agent

By /s/ Muneya Taniguchi
  Name: Muneya Taniguchi
  Title: Chief Manager

CITIBANK, N.A., as a Bank and as a Local Currency Bank

By /s/ Kevin A Ege
  Name: Kevin A Ege
  Title: Vice President

CITIBANK INTERNATIONAL, plc, as a Local Currency Agent

By /s/ Alasdair Watson
  Name: Alasdair Watson
  Title: Assistant Vice President

JPMORGAN CHASE BANK, N.A., as a Bank and as a Local Currency Bank

By /s/ Tony Yung
  Name: Tony Yung
  Title: Vice President

BANK OF AMERICA, N.A., as a Bank

By /s/ Chas McDonell
  Name: Chas McDonell
  Title: Senior Vice President

AMRO BANK N.V., as a Bank and as a Local Currency Bank

By /s/ Brendan Korb
  Name: Brendan Korb
  Title: Director

By /s/ Mary Pope
  Name: Mary Pope
  Title: Assistant Vice President

BARCLAYS BANK PLC, as a Bank and as a Local Currency Bank

By /s/ Alicia Borys
  Name: Alicia Borys
  Title: Assistant Vice President

SOCIÉTÉ GÉNÉRALE, as a Bank and as a Local Currency Bank

By /s/ Eric E.O. Siebert Jr.
  Name: Eric E.O. Siebert Jr.
  Title: Managing Director

ROYAL BANK OF CANADA, as a Bank

By /s/ Meredith Majesty
  Name: Meredith Majesty
  Title: Authorized Signatory

ROYAL BANK OF CANADA, acting through its London Branch,
as a Local Currency Bank

By /s/ Michael Atherton
  Name: Michael Atherton
  Title: Managing Director, Corporate Banking

STANDARD CHARTERED BANK, as a Bank

By /s/ Karen Bershtein
  Name: Karen Bershtein
  Title: Associate Director

By /s/ Robert K. Reddington
  Name: Robert K. Reddington
  Title: AVP / Credit Documentation Credit Risk Control

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD., as Japan Local Currency Bank

By /s/ Muneya Taniguchi
  Name: Muneya Taniguchi
  Title: Chief Manager

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD., as a Bank

By /s/ Victor Pierzchalski
  Name: Victor Pierzchalski
  Title: Authorized Signatory

COMMERZBANK AG, NEW YORK AND GRAND CAYMAN BRANCHES, as a Bank
and as a Local Currency Bank

By /s/ Al Morrow
  Name: Al Morrow
  Title: Assistant Vice President

By /s/ John Marlatt
  Name: John Marlatt
  Title: Senior Vice President

ING BANK N.V., DUBLIN BRANCH, as a Bank

By /s/ Sean Hassett
  Name: Sean Hassett
  Title: Director

By /s/ Emma Condon
  Name: Emma Condon
  Title: Vice President

THE BANK OF NEW YORK MELLON, as a Bank

By /s/ Daniel J. Lenckos
  Name: Daniel J. Lenckos
  Title: First Vice President

BNP PARIBAS, as a Bank

By /s/ Wendy Breuder
  Name: Wendy Breuder
  Title: Managing Director

By /s/ Michael Pearce
  Name: Michael Pearce
  Title: Director

THE NORTHERN TRUST COMPANY, as a Bank

By /s/ Steve Ryan
  Name: Steve Ryan
  Title: Senior Vice President

INTESA SANPAOLO S.p.A., as a Bank

By /s/Robert Wurster
  Name: Robert Wurster
  Title: Senior Vice President

By /s/ Francesco Di Marlo
  Name: Francesco Di Marlo
  Title: FVP, Credit Manager

MERRILL LYNCH BANK USA, as a Bank

By /s/ Louis Alder
  Name: Louis Alder
  Title: First Vice President

WILLIAM STREET COMMITMENT CORPORATION
(Recourse only to assets of William Street Commitment Corporation), as a Bank

By /s/ Mark Walton
  Name: Mark Walton
  Title: Assistant Vice President

WESTLB AG, NEW YORK BRANCH, as a Bank and as a Local Currency Bank

By /s/ Salvatore Battinelli
  Name: Salvatore Battinelli
  Title: Managing Director

By /s/ Nuray Kucukarslan
  Name: Nuray Kucukarslan
  Title: Manager

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED, as a Bank

By /s/ John W. Wade
  Name: John W. Wade
  Title: Deputy General Manager / Head of Operations and Infrastructure

EXHIBIT 99.4

AMENDMENT NO. 1
to
LOCAL CURRENCY ADDENDUM

This AMENDMENT NO. 1 TO LOCAL CURRENCY ADDENDUM (this "Amendment"), dated as of January 23, 2009, is entered into by and among Caterpillar Financial Services Corporation ("CFSC") and Caterpillar International Finance Limited (f/k/a Caterpillar International Finance p.l.c.) ("CIF" and together with CFSC, the "Borrowers"), the Local Currency Banks signatory hereto, Citibank International plc, as Local Currency Agent (the "Local Currency Agent") and Citibank, N.A., as Agent (the "Administrative Agent" and together with the Local Currency Agent, the "Agents") under the Credit Agreement, dated as of September 21, 2006, among the Borrowers, Caterpillar Inc. ("Caterpillar"), Caterpillar Finance Corporation ("CFC"), the Banks party thereto and the Agent (as the same has been and may be further amended, restated, supplemented or otherwise modified from time to time, the "Credit Agreement"). Each capitalized term used herein and not defined herein shall have the meaning ascribed thereto in the Credit Agreement.

PRELIMINARY STATEMENTS

The Borrowers, the Local Currency Banks and the Agents are parties to the Local Currency Addendum, dated as of September 21, 2006 (as the same may be further amended, restated, supplemented or otherwise modified from time to time, the "Addendum"). The Borrowers have requested that the Local Currency Banks and the Agents amend the Addendum as hereinafter set forth, and the Local Currency Banks and the Agents have agreed to amend the Addendum pursuant to the terms of this Amendment.

SECTION 1. Amendment to the Addendum. Effective as of the date hereof, subject to the satisfaction of the conditions precedent set forth in Section 3 below, the Addendum is hereby amended as follows:

1.1 Paragraph 4 of Schedule II to the Addendum is amended to delete the reference to "Applicable Eurocurrency Margin" therein and replace such reference with "Applicable Margin".

SECTION 2. Reaffirmation of CFSC Guaranty. CFSC hereby reaffirms all of its obligations under Article IX of the Credit Agreement and acknowledges and agrees that such obligations remain in full force and effect and are hereby ratified, reaffirmed and confirmed.

SECTION 3. Conditions Precedent. This Amendment shall become effective and be deemed effective as of the date hereof upon the Administrative Agent's receipt of duly executed counterparts of each of the following:

3.1 this Amendment from each Borrower, the Agents and the Majority Local Currency Banks;

3.2 Amendment No. 4 to Credit Agreement (Five-Year Facility) of even date herewith with respect to the Credit Agreement from each Borrower, Caterpillar, CFC, the Agents and the Banks; and

3.3 Consent to Credit Agreement (Five-Year Facility) with respect to the Credit Agreement of even date herewith from each Borrower, Caterpillar, CFC and the Majority Banks (the "Consent").

SECTION 4. <u>Covenants, Representations and Warranties of the Borrowers</u>.

4.1 Upon the effectiveness of this Amendment and the Consent, each Borrower hereby reaffirms all covenants, representations and warranties made by it in the Addendum, as amended hereby, and agrees that all such covenants, representations and warranties shall be deemed to have been re-made as of the effective date of this Amendment.

4.2 Each Borrower hereby represents and warrants that (a) this Amendment constitutes a legal, valid and binding obligation of such Borrower, enforceable against such Borrower in accordance with its terms, except as enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting creditor's rights generally and by the effect of general principles of equity and (b) upon the effectiveness of this Amendment and the Consent, no Event of Default shall exist with respect to such Borrower and no event shall exist which, with the giving of notice, the lapse of time or both, would constitute an Event of Default with respect to such Borrower.

SECTION 5. <u>Reference to and Effect on the Addendum</u>.

5.1 Upon the effectiveness of this Amendment, each reference in the Addendum to "this Agreement", "hereunder", "hereof", "herein" or words of like import shall mean and be a reference to the Addendum, as amended hereby, and each reference to the Addendum in any other document, instrument or agreement executed and/or delivered in connection with the Addendum shall mean and be a reference to the Addendum as amended hereby.

5.2 Except as specifically amended above, the Addendum and all other documents, instruments and agreements executed and/or delivered in connection therewith shall remain in full force and effect and are hereby ratified and confirmed.

5.3 The execution, delivery and effectiveness of this Amendment shall not operate as a waiver of any right, power or remedy of any party under the Addendum or any other document, instrument or agreement executed in connection therewith, nor constitute a waiver of any provision contained therein, except as specifically set forth herein.

SECTION 6. <u>Execution in Counterparts</u>. This Amendment may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which taken together shall constitute one and the same instrument. A facsimile or PDF copy of any signature hereto shall have the same effect as the original of such signature.

SECTION 7. <u>**Governing Law**</u>. **This Amendment shall be governed by and construed in accordance with the laws of the State of New York without regard for conflict of law principles that would result in the application of any law other than the internal law of the State of New York.**

SECTION 8. <u>Headings</u>. Section headings in this Amendment are included herein for convenience of reference only and shall not constitute a part of this Amendment for any other purpose.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their respective officers or representatives thereunto duly authorized as of the date first above written.

CATERPILLAR FINANCIAL SERVICES CORPORATION

By /s/ David A. Kacynski
  Name: David Kacynski
  Title: Treasurer

CATERPILLAR INTERNATIONAL FINANCE LIMITED

By /s/ David A. Kacynski
  Name: David Kacynski
  Title: Director

CITIBANK, N.A., as Agent

By /s/ Kevin A Ege
  Name: Kevin A Ege
  Title: Vice President

CITIBANK INTERNATIONAL plc, as Local Currency Agent

By /s/ Alasdair Watson
  Name: Alasdair Watson
  Title: Assistant Vice President

BARCLAYS BANK PLC

By /s/ Alicia Borys
  Name: Alicia Borys
  Title: Assistant Vice President

COMMERZBANK AG, NEW YORK AND GRAND CAYMAN BRANCHES

By /s/ Al Morrow
  Name: Al Morrow
  Title: Assistant Vice President

By /s/ John Marlatt
  Name: John Marlatt
  Title: Senior Vice President

SOCIÉTÉ GÉNÉRALE

By /s/ Eric E.O. Siebert Jr.
  Name: Eric E.O. Siebert Jr.
  Title: Managing Director

AMRO BANK N.V.

By /s/ Brendan Korb
  Name: Brendan Korb
  Title: Director

By /s/ Mary Pope
  Name: Mary Pope
  Title: Assistant Vice President

CITIBANK, N.A.

By /s/ Kevin A Ege
  Name: Kevin A Ege
  Title: Vice President

JPMORGAN CHASE BANK, N.A.

By /s/ Tony Yung
  Name: Tony Yung
  Title: Vice President

ROYAL BANK OF CANADA, acting through its London Branch

By /s/ Michael Atherton
  Name: Michael Atherton
  Title: Managing Director, Corporate Banking

WESTLB AG, NEW YORK BRANCH

By /s/ Salvatore Battinelli
  Name: Salvatore Battinelli
  Title: Managing Director

By /s/ Nuray Kucukarslan
  Name: Nuray Kucukarslan
  Title: Manager

EXHIBIT 99.5

AMENDMENT NO. 1
to
JAPAN LOCAL CURRENCY ADDENDUM

This AMENDMENT NO. 1 TO JAPAN LOCAL CURRENCY ADDENDUM (this "Amendment"), dated as of January 23, 2009, is entered into by and among Caterpillar Financial Services Corporation ("CFSC") and Caterpillar Finance Corporation ("CFC" and together with CFSC, the "Borrowers"), The Bank of Tokyo-Mitsubishi UFJ, Ltd., as Japan Local Currency Agent (the "Japan Local Currency Agent") and as Japan Local Currency Bank (the "Japan Local Currency Bank") and Citibank, N.A., as Agent (the "Administrative Agent" and together with the Japan Local Currency Agent, the "Agents") under the Credit Agreement, dated as of September 21, 2006, among the Borrowers, Caterpillar Inc. ("Caterpillar"), Caterpillar International Finance Limited (f/k/a Caterpillar International Finance p.l.c.) ("CIF"), the Banks party thereto and the Agent (as the same has been and may be further amended, restated, supplemented or otherwise modified from time to time, the "Credit Agreement"). Each capitalized term used herein and not defined herein shall have the meaning ascribed thereto in the Credit Agreement.

PRELIMINARY STATEMENTS

The Borrowers, the Japan Local Currency Bank and the Agents are parties to the Japan Local Currency Addendum, dated as of September 21, 2006 (as the same may be further amended, restated, supplemented or otherwise modified from time to time, the "Addendum"). The Borrowers have requested that the Japan Local Currency Bank and the Agents amend the Addendum as hereinafter set forth, and the Japan Local Currency Bank and the Agents have agreed to amend the Addendum pursuant to the terms of this Amendment.

SECTION 1. Amendment to the Addendum. Effective as of the date hereof, subject to the satisfaction of the conditions precedent set forth in Section 3 below, the Addendum is hereby amended as follows:

1.1 Paragraph 4 of Schedule II to the Addendum is amended and restated in its entirety as follows:

'"Interest Rates:

Each Japan Local Currency Advance that is a TIBO Rate Advance shall bear interest from and including the first day of the Interest Period applicable thereto to (but not including) the last day of such Interest Period at a rate per annum equal to the sum of (i) the TIBO Rate for such Japan Local Currency Advance for such Interest Period plus (ii) the Applicable Margin as in effect from time to time during such Interest Period; provided, however, after the occurrence and during the continuance of an Event of Default or an event that would constitute an Event of Default but for the requirement that notice be given or time elapse or both, the provisions of Section 2.07(d) of the Credit Agreement shall be applicable. Each Japan Local Currency Advance that is a Japan Base Rate Advance shall bear interest during any Interest Period at a per annum rate equal to the sum of (i) the Japan Base Rate plus (ii) the Applicable Margin in effect from time to time during such Interest Period. The terms of Section 2.07 and the other provisions of the Credit Agreement shall otherwise govern the accrual and payment of interest on Japan Local Currency Advance."'

SECTION 2. Reaffirmation of CFSC Guaranty. CFSC hereby reaffirms all of its obligations under Article IX of the Credit Agreement and acknowledges and agrees that such obligations remain in full force and effect and are hereby ratified, reaffirmed and confirmed.

SECTION 3. Conditions Precedent. This Amendment shall become effective and be deemed effective as of the date hereof upon the Administrative Agent's receipt of duly executed counterparts of each of the following:

3.1 this Amendment from each Borrower, the Agents and the Majority Japan Local Currency Banks;

3.2 Amendment No. 4 to Credit Agreement (Five-Year Facility) of even date herewith with respect to the Credit Agreement from each Borrower, Caterpillar, CIF, the Agents and the Banks; and

3.3 Consent to Credit Agreement (Five-Year Facility) of even date herewith with respect to the Credit Agreement from each Borrower, Caterpillar, CIF and the Majority Banks (the "Consent").

SECTION 4. Covenants, Representations and Warranties of the Borrowers.

4.1 Upon the effectiveness of this Amendment and the Consent, each Borrower hereby reaffirms all covenants, representations and warranties made by it in the Addendum, as amended hereby, and agrees that all such covenants, representations and warranties shall be deemed to have been re-made as of the effective date of this Amendment.

4.2 Each Borrower hereby represents and warrants that (a) this Amendment constitutes a legal, valid and binding obligation of such Borrower, enforceable against such Borrower in accordance with its terms, except as enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting creditor's rights generally and by the effect of general principles of equity and (b) upon the effectiveness of this Amendment and the Consent, no Event of Default shall exist with respect to such Borrower and no event shall exist which, with the giving of notice, the lapse of time or both, would constitute an Event of Default with respect to such Borrower.

SECTION 5. Reference to and Effect on the Addendum.

5.1 Upon the effectiveness of this Amendment, each reference in the Addendum to "this Agreement", "hereunder", "hereof", "herein" or words of like import shall mean and be a reference to the Addendum, as amended hereby, and each reference to the Addendum in any other document, instrument or agreement executed and/or delivered in connection with the Addendum shall mean and be a reference to the Addendum as amended hereby.

5.2 Except as specifically amended above, the Addendum and all other documents, instruments and agreements executed and/or delivered in connection therewith shall remain in full force and effect and are hereby ratified and confirmed.

5.3 The execution, delivery and effectiveness of this Amendment shall not operate as a waiver of any right, power or remedy of any party under the Addendum or any other document, instrument or agreement executed in connection therewith, nor constitute a waiver of any provision contained therein, except as specifically set forth herein.

SECTION 6. Execution in Counterparts. This Amendment may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which taken together shall constitute one and the same instrument. A facsimile or PDF copy of any signature hereto shall have the same effect as the original of such signature.

SECTION 7. **Governing Law. This Amendment shall be governed by and construed in accordance with the laws of the State of New York without regard for conflict of law principles that would result in the application of any law other than the internal law of the State of New York.**

SECTION 8. Headings. Section headings in this Amendment are included herein for convenience of reference only and shall not constitute a part of this Amendment for any other purpose.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their respective officers or representatives thereunto duly authorized as of the date first above written.

CATERPILLAR FINANCIAL SERVICES CORPORATION

By   /s/ David A. Kacynski
  Name: David Kacynski
  Title: Treasurer

CATERPILLAR FINANCE CORPORATION

By   /s/ David A. Kacynski
  Name: David A. Kacynski
  Title: Director

CITIBANK, N.A., as Agent

By   /s/ Kevin A Ege
  Name: Kevin A Ege
  Title: Vice President

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD., as Japan Local Currency Agent

By   /s/ Muneya Taniguchi
  Name: Muneya Taniguchi
  Title: Chief Manager

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD., as Japan Local Currency Bank

By   /s/ Muneya Taniguchi
  Name: Muneya Taniguchi
  Title: Chief Manager

EXHIBIT 99.6

AMENDMENT NO. 1
to
JAPAN LOCAL CURRENCY ADDENDUM

This AMENDMENT NO. 1 TO JAPAN LOCAL CURRENCY ADDENDUM (this "Amendment"), dated as of January 23, 2009, is entered into by and among Caterpillar Financial Services Corporation ("CFSC") and Caterpillar Finance Corporation ("CFC" and together with CFSC, the "Borrowers"), The Bank of Tokyo-Mitsubishi UFJ, Ltd., as Japan Local Currency Agent (the "Japan Local Currency Agent") and as Japan Local Currency Bank (the "Japan Local Currency Bank") and Citibank, N.A., as Agent (the "Administrative Agent" and together with the Japan Local Currency Agent, the "Agents") under the Credit Agreement, dated as of September 20, 2007, among the Borrowers, Caterpillar Inc. ("Caterpillar"), the Banks party thereto and the Agent (as the same has been and may be further amended, restated, supplemented or otherwise modified from time to time, the "Credit Agreement"). Each capitalized term used herein and not defined herein shall have the meaning ascribed thereto in the Credit Agreement.

PRELIMINARY STATEMENTS

The Borrowers, the Japan Local Currency Bank and the Agents are parties to the Japan Local Currency Addendum, dated as of September 20, 2007 (as the same may be further amended, restated, supplemented or otherwise modified from time to time, the "Addendum"). The Borrowers have requested that the Japan Local Currency Bank and the Agents amend the Addendum as hereinafter set forth, and the Japan Local Currency Bank and the Agents have agreed to amend the Addendum pursuant to the terms of this Amendment.

SECTION 1. Amendment to the Addendum. Effective as of the date hereof, subject to the satisfaction of the conditions precedent set forth in Section 3 below, the Addendum is hereby amended as follows:

1.1 Paragraph 4 of Schedule II to the Addendum is amended and restated in its entirety as follows:

"'Interest Rates:

Each Japan Local Currency Advance that is a TIBO Rate Advance shall bear interest from and including the first day of the Interest Period applicable thereto to (but not including) the last day of such Interest Period at a rate per annum equal to the sum of (i) the TIBO Rate for such Japan Local Currency Advance for such Interest Period plus (ii) the Applicable Margin as in effect from time to time during such Interest Period; provided, however, after the occurrence and during the continuance of an Event of Default or an event that would constitute an Event of Default but for the requirement that notice be given or time elapse or both, the provisions of Section 2.07(d) of the Credit Agreement shall be applicable. Each Japan Local Currency Advance that is a Japan Base Rate Advance shall bear interest during any Interest Period at a per annum rate equal to the sum of (i) the Japan Base Rate plus (ii) the Applicable Margin in effect from time to time during such Interest Period. The terms of Section 2.07 and the other provisions of the Credit Agreement shall otherwise govern the accrual and payment of interest on Japan Local Currency Advance.'"

SECTION 2. Reaffirmation of CFSC Guaranty. CFSC hereby reaffirms all of its obligations under Article IX of the Credit Agreement and acknowledges and agrees that such obligations remain in full force and effect and are hereby ratified, reaffirmed and confirmed.

SECTION 3. Conditions Precedent. This Amendment shall become effective and be deemed effective as of the date hereof upon the Administrative Agent's receipt of duly executed counterparts of each of the following:

3.1 this Amendment from each Borrower, the Agents and the Majority Japan Local Currency Banks;

3.2 Amendment No. 2 to Credit Agreement (Five-Year Facility) of even date herewith with respect to the Credit Agreement from each Borrower, Caterpillar, the Agents and the Banks; and

3.3 Consent to Credit Agreement (Five-Year Facility) of even date herewith with respect to the Credit Agreement from each Borrower, Caterpillar and the Majority Banks (the "Consent").

SECTION 4. Covenants, Representations and Warranties of the Borrowers.

4.1 Upon the effectiveness of this Amendment and the Consent, each Borrower hereby reaffirms all covenants, representations and warranties made by it in the Addendum, as amended hereby, and agrees that all such covenants, representations and warranties shall be deemed to have been re-made as of the effective date of this Amendment.

4.2 Each Borrower hereby represents and warrants that (a) this Amendment constitutes a legal, valid and binding obligation of such Borrower, enforceable against such Borrower in accordance with its terms, except as enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting creditor's rights generally and by the effect of general principles of equity and (b) upon the effectiveness of this Amendment and the Consent, no Event of Default shall exist with respect to such Borrower and no event shall exist which, with the giving of notice, the lapse of time or both, would constitute an Event of Default with respect to such Borrower.

SECTION 5. Reference to and Effect on the Addendum.

5.1 Upon the effectiveness of this Amendment, each reference in the Addendum to "this Agreement", "hereunder", "hereof", "herein" or words of like import shall mean and be a reference to the Addendum, as amended hereby, and each reference to the Addendum in any other document, instrument or agreement executed and/or delivered in connection with the Addendum shall mean and be a reference to the Addendum as amended hereby.

5.2 Except as specifically amended above, the Addendum and all other documents, instruments and agreements executed and/or delivered in connection therewith shall remain in full force and effect and are hereby ratified and confirmed.

5.3 The execution, delivery and effectiveness of this Amendment shall not operate as a waiver of any right, power or remedy of any party under the Addendum or any other document, instrument or agreement executed in connection therewith, nor constitute a waiver of any provision contained therein, except as specifically set forth herein.

SECTION 6. Execution in Counterparts. This Amendment may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which taken together shall constitute one and the same instrument. A facsimile or PDF copy of any signature hereto shall have the same effect as the original of such signature.

SECTION 7. **Governing Law. This Amendment shall be governed by and construed in accordance with the laws of the State of New York without regard for conflict of law principles that would result in the application of any law other than the internal law of the State of New York.**

SECTION 8. Headings. Section headings in this Amendment are included herein for convenience of reference only and shall not constitute a part of this Amendment for any other purpose.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their respective officers or representatives thereunto duly authorized as of the date first above written.

CATERPILLAR FINANCIAL SERVICES CORPORATION

By   /s/ David A. Kacynski
  Name: David Kacynski
  Title: Treasurer

CATERPILLAR FINANCE CORPORATION

By   /s/ David A. Kacynski
  Name: David A. Kacynski
  Title: Director

CITIBANK, N.A., as Agent

By   /s/ Kevin A Ege
  Name: Kevin A Ege
  Title: Vice President

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD., as Japan Local Currency Agent

By   /s/ Muneya Taniguchi
  Name: Muneya Taniguchi
  Title: Chief Manager

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD., as Japan Local Currency Bank

By   /s/ Muneya Taniguchi
  Name: Muneya Taniguchi
  Title: Chief Manager

EXHIBIT 99.7

CONSENT, WAIVER AND AMENDMENT NO. 2
to
CREDIT AGREEMENT (364-DAY FACILITY)

This CONSENT, WAIVER AND AMENDMENT NO. 2 TO CREDIT AGREEMENT (364-DAY FACILITY) (this "Agreement"), dated as of January 23, 2009, is entered into by and among, Caterpillar Financial Services Corporation (the "Borrower"), the Banks parties hereto (the "Banks"), and Société Générale ("SG"), as agent (the "Agent") under the Credit Agreement defined below. Each capitalized term used herein and not defined herein shall have the meaning ascribed thereto in the Credit Agreement.

PRELIMINARY STATEMENTS

A.   The Borrower, the Banks and the Agent are parties to the Credit Agreement (364-Day Facility), dated as of July 15, 2008 (as the same may be further amended, restated, supplemented or otherwise modified from time to time, the "Credit Agreement"). The Borrower has requested that the Banks and the Agent amend the Credit Agreement as hereinafter set forth, and the Banks and the Agent have agreed to amend the Credit Agreement pursuant to the terms of this Agreement.

B.   Section 5.03(b) of the Credit Agreement requires the Borrower, unless the Majority Banks shall otherwise consent in writing, to maintain a ratio of (A) earnings of the Borrower before income taxes and Interest Expense to (B) Interest Expense of not less than 1.15 to 1 for each fiscal quarter (the "Interest Coverage Ratio Covenant").

C.   The Borrower has requested that, pursuant to Sections 5.03 of the Credit Agreement, the Majority Banks provide written consent as further described herein, and the Majority Banks have agreed to grant such consent pursuant to the terms and conditions hereof.

D.   The Borrower has advised the Banks and the Agent that Caterpillar, Inc. may fail for the quarter ended December 31, 2008, to have had a Consolidated Net Worth equal to or greater than 75% of its Consolidated Net Worth as of the prior year-end which may result in an event described in Section 6.01(j) of the Credit Agreement (the "Caterpillar Net Worth Event") .

E.   The Borrower has requested that the Banks agree to irrevocably waive any Event of Default that may arise under Section 6.01(j) of the Credit Agreement as a result of the occurrence of the Caterpillar Net Worth Event, and the Banks have agreed to grant such irrevocable waiver pursuant to the terms hereof.

SECTION 1. Limited Consent. Effective as of December 31, 2008, subject to the satisfaction of the conditions precedent set forth in Section 4 below, the Majority Banks hereby consent and agree that (i) the Borrower shall not be required to comply with or otherwise satisfy the Interest Coverage Ratio Covenant solely for the fiscal quarter ended December 31, 2008, and (ii) the inability of the Borrower to comply with or otherwise satisfy the Interest

Coverage Ratio Covenant shall not constitute an Event of Default or unmatured Event of Default (i.e., an event that with notice, time or both would become an Event of Default) under the Credit Agreement solely for the fiscal quarter ended December 31, 2008 (collectively, the "Specified Consent"). The Majority Banks also consent and agree that the Borrower is not required to comply with Section 5.01(f)(iii) of the Credit Agreement solely to the extent that the Compliance Certificate required to be delivered with any financial statements for the fiscal quarter or the fiscal year ended December 31, 2008 would require demonstration of the Borrower's compliance with the Interest Coverage Ratio Covenant. The Specified Consent shall not be deemed to constitute a consent to or a waiver of any Event of Default or unmatured Event of Default, any future breach of the Credit Agreement, or any future breach of the other agreements, documents and instruments delivered in connection with the Credit Agreement. The agreement to the terms hereof by any of the Banks or Agent shall not establish a custom or course of dealing among any of the Agent, any Bank and the Borrower.

SECTION 2. <u>Limited Waiver</u>. Effective as of December 31, 2008, subject to the satisfaction of the condition precedent set forth in <u>Section 4</u> below, the Banks hereby irrevocably waive any Event of Default or unmatured Event of Default that would otherwise result under Section 6.01(j) of the Credit Agreement from the occurrence of the Caterpillar Net Worth Event. This irrevocable waiver shall be effective solely with respect to the occurrence of the Caterpillar Net Worth Event in the fiscal quarter ended December 31, 2008, and shall not be deemed to constitute a waiver of any other Event of Default or unmatured Event of Default, any future breach of the Credit Agreement, or any future breach of the other agreements, documents and instruments delivered in connection with the Credit Agreement. The agreement to the terms hereof by any of the Banks or Agent shall not establish a custom or course of dealing among any of the Agent, any Bank and the Borrower.

SECTION 3. <u>Amendments to the Credit Agreement</u>. Effective as of the date hereof, subject to the satisfaction of the condition precedent set forth in <u>Section 4</u> below, the Credit Agreement is hereby amended as follows:

3.1 <u>Section 1.01</u> is amended by deleting therefrom the defined term "<u>Applicable Eurodollar Margin</u>" in its entirety.

3.2 <u>Section 1.01</u> is further amended by adding the following defined terms thereto in alphabetical order:

""<u>Applicable Margin</u>" means (a) with respect to Base Rate Advances, the greater of (i) the applicable Market Rate Spread minus 1.00% and (ii) 0.00%; and (b) with respect to Eurodollar Advances, the applicable Market Rate Spread."

"<u>Market Rate Spread</u>" means, for any Advance for any Interest Period, the rate per annum equal to the one-year credit default swap mid-rate spread of the Borrower, as provided by the Quotation Agency for the one-year period beginning on the Rate Set Date (as defined below), appearing on the Quotation Agency's website as of 12:00 noon (New York City time) or otherwise delivered by the Quotation Agency to the Agent, in each case two Business Days prior to the first day of such Interest Period (the "<u>Rate Set Date</u>"); <u>provided</u>, that the Market Rate Spread shall in no event be less than a rate per

2

annum equal to 0.25% or greater than the applicable Maximum Market Rate Spread, in each case as of the applicable Rate Set Date; provided, further that in the event that the Market Rate Spread is not available from the Quotation Agency on the Rate Set Date for any Interest Period, the Market Rate Spread for such Interest Period shall be the Maximum Market Rate Spread on such Rate Set Date.

"Maximum Market Rate Spread" means, as of any date of determination, with respect to any Advance, a rate per annum equal to 1.75%.

"Quotation Agency" means Markit Group Limited or any successor thereto.""

3.3   Sections 2.07(a) and (b) are amended and restated in their entirety as follows:

(a)   Base Rate Advances. If such Advance is a Base Rate Advance, a rate per annum equal at all times during the Interest Period for such Advance to the sum of the Base Rate in effect from time to time plus the Applicable Margin, payable on the last day of such Interest Period (or, with respect to any portion thereof that shall be prepaid pursuant to Section 2.09 or otherwise in accordance with the terms of this Agreement, on the date of such prepayment).

(b)   Eurodollar Advances. If such Advance is a Eurodollar Advance, a rate per annum equal at all times during the Interest Period for such Advance to the sum of the Adjusted LIBOR Rate for such Interest Period plus the Applicable Margin, payable on the last day of such Interest Period (or, with respect to any portion thereof that shall be prepaid pursuant to Section 2.09 or otherwise in accordance with the terms of this Agreement, on the date of such prepayment) and, if such Interest Period has a duration of more than three months, on the day which occurs during such Interest Period three months from the first day of such Interest Period.

SECTION 4. Condition Precedent. This Agreement shall become effective and be deemed effective as of the date hereof upon the Agent's receipt of duly executed originals of this Agreement from the Borrower, the Agent and the Banks.

SECTION 5. Covenants, Representations and Warranties of the Borrower.

5.1   Upon the effectiveness of this Agreement, the Borrower hereby reaffirms all covenants, representations and warranties made by it in the Credit Agreement, after giving effect to this Agreement, and agrees that all such covenants, representations and warranties shall be deemed to have been re-made as of the effective date of this Agreement.

5.2   The Borrower hereby represents and warrants that (a) this Agreement constitutes a legal, valid and binding obligation of the Borrower, enforceable against the

Borrower in accordance with its terms, except as enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting creditor's rights generally and by the effect of general principles of equity and (b) upon the effectiveness of this Agreement, no Event of Default shall exist with respect to the Borrower and no event shall exist which, with the giving of notice, the lapse of time or both, would constitute an Event of Default with respect to the Borrower.

SECTION 6.   Reference to and Effect on the Credit Agreement.

6.1   Upon the effectiveness of this Agreement, each reference in the Credit Agreement to "this Agreement", "hereunder", "hereof", "herein" or words of like import shall mean and be a reference to the Credit Agreement, as affected by this Agreement, and each reference to the Credit Agreement in any other document, instrument or agreement executed and/or delivered in connection with the Credit Agreement shall mean and be a reference to the Credit Agreement as affected hereby.

6.2   Except as specifically affected by this Agreement, the Credit Agreement, the Notes and all other documents, instruments and agreements executed and/or delivered in connection therewith shall remain in full force and effect and are hereby ratified and confirmed.

6.3   The execution, delivery and effectiveness of this Agreement shall not operate as a waiver of any right, power or remedy of any party under the Credit Agreement, the Notes or any other document, instrument or agreement executed in connection therewith, nor constitute a waiver of any provision contained therein, except as specifically set forth herein.

SECTION 7.   Execution in Counterparts.   This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which taken together shall constitute one and the same instrument. A facsimile or PDF copy of any signature hereto shall have the same effect as the original of such signature.

SECTION 8.   **Governing Law.   This Agreement shall be governed by and construed in accordance with the laws of the State of New York.**

SECTION 9.   Headings. Section headings in this Agreement are included herein for convenience of reference only and shall not constitute a part of this Agreement for any other purpose.

The remainder of this page is intentionally blank.

4

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers or representatives thereunto duly authorized as of the date first above written.

CATERPILLAR FINANCIAL
SERVICES CORPORATION

By: /s/ David A. Kacynski
Name: David A. Kacynski
Title: Treasurer

SOCIETE GENERALE, as Agent

By: /s/ Eric E.O. Siebert Jr.
Name: Eric E.O. Siebert Jr.
Title: Managing Director

SOCIETE GENERALE, as a Bank

By: /s/ Eric E.O. Siebert Jr.
Name: Eric E.O. Siebert Jr.
Title: Managing Director

ROYAL BANK OF CANADA, as a Bank
By: /s/ Meredith Majesty
Name: Meredith Majesty
Title: Authorized Signatory

Exhibit 99.8

January 26, 2009

Caterpillar contact:
Jim Dugan
Corporate Public Affairs
(309) 494- 4100
Mobile (309) 360-7311
Dugan_Jim@cat.com

FOR IMMEDIATE RELEASE

Cat Financial Announces 2008 Year-End Results

Full Year 2008 vs. Full Year 2007

Caterpillar Financial Services Corporation (Cat Financial), today, reported record revenues of $2.999 billion for 2008, an increase of $1 million, compared with 2007. Profit after tax was $385 million, a $109 million, or 22 percent, decrease from 2007.

Of the increase in revenues for the year, $346 million resulted from the impact of continued growth of earning assets (finance receivables and operating leases at constant interest rates). This increase was partially offset by a $240 million decrease from the impact of lower interest rates on new and existing finance receivables and a $105 million net decrease in various other net revenue items.

On a pre-tax basis, profit was down $223 million for the year, or 31 percent, compared with 2007. The decrease was principally due to a $105 million impact from decreased net yield on average earning assets and a higher provision expense of $95 million primarily related to deteriorating global economic conditions. In addition, interest rate volatility, primarily in the fourth quarter, resulted in a $50 million impact from mark-to-market adjustments on interest rate derivative contracts. The remaining decrease was due to a $36 million increase in general, operating and administrative expense, a $28 million net decrease in various other net revenue items and a $27 million write-down on retained interests related to the securitized asset portfolio due to worse than expected losses. These decreases in pre-tax profit were partially offset by a $130 million favorable impact from higher average earning assets.

Provision for income taxes for the year decreased $114 million, or 49 percent, compared with 2007. The decrease was primarily attributable to lower pre-tax results.

New retail financing for the year was a record $15.88 billion, an increase of $1.8 billion, or 13 percent, from 2007. The increase was the result of increased new retail financing, primarily in our Asia-Pacific and Diversified Services operating segments.

Past dues over 30 days at December 31, 2008, were 3.88 percent compared to 2.36 percent at December 31, 2007. This increase began with the downturn in the U.S. economy and has spread to other countries. Write-offs, net of recoveries, for the year ended December 31, 2008, were $121 million (0.48% of average retail portfolio) compared to $68 million (0.31% of average retail portfolio) for the year ended December 31, 2007. The increase in write-offs is primarily attributable to North America. The rate of write-offs in 2008 as a percentage of average retail portfolio compares favorably to the most recent period of economic weakness in 2001/2002.

Cat Financial's allowance for credit losses totaled $395 million at December 31, 2008, which is 1.44 percent of net finance receivables at December 31, 2008, compared with 1.39 percent at December 31, 2007.

Fourth Quarter 2008 vs. Fourth Quarter 2007

Cat Financial reported fourth-quarter revenues of $661 million, a decrease of $119 million, or 15 percent, compared with the fourth quarter of 2007. Fourth-quarter profit after tax was $13 million, a $100 million, or 88 percent, decrease over the fourth quarter of 2007.

Of the decrease in revenues, $95 million resulted from a net decrease in various other net revenue items, and $85 million resulted from a decrease due to the impact of lower interest rates on new and existing finance receivables. This decrease was partially offset by a $61 million increase from the impact of continued growth of earning assets (finance receivables and operating leases at constant interest rates).

On a pre-tax basis, there was a loss of $10 million in the fourth quarter compared with a profit of $172 million in the fourth quarter of 2007. The decrease was principally due to a $57 million impact from decreased net yield on average earning assets, a $47 million impact from mark-to-market adjustments on interest rate derivative contracts as a result of fourth-quarter interest rate volatility and a higher provision expense of $42 million related to deteriorating global economic conditions. The remaining decrease was due to a $24 million impact from net currency exchange gains and losses and a $15 million write-down on retained interests related to the securitized asset portfolio due to worse than expected losses. These decreases in pre-tax profit were partially offset by a $22 million favorable impact from higher average earning assets.

Provision for income taxes decreased $82 million, or 139 percent, compared with the fourth quarter of 2007. The decrease was primarily attributable to lower pre-tax results.

New retail financing was $3.4 billion, a decrease of $672 million, or 16 percent from fourth quarter of 2007. The decrease was the result of decreased new retail financing, primarily in our North America and Europe operating segments.

"It (2008) was an extremely challenging year with unprecedented levels of global credit market disruption in the fourth quarter, prompting us to hold more than $1 billion in cash at year end," said Kent Adams, Cat Financial president and vice president of Caterpillar Inc. "Cat Financial's past dues and write-offs increased as the global economy continued to deteriorate in the fourth quarter, resulting in higher provision expense in 2008 compared with 2007. In addition, interest rate volatility, particularly in the fourth quarter, caused significant mark-to-market accounting adjustments on our interest rate derivative contracts. While these adjustments reduced 2008 profit by $50 million compared with 2007, they did not impact the economics of our hedges.

"Although borrowing costs were higher, Cat Financial maintained access to liquidity throughout the year and continues to be a reliable source of financing for Caterpillar customers and dealers," Adams added.

For over 25 years, Cat Financial, a wholly-owned subsidiary of Caterpillar Inc., has been providing a wide range of financing alternatives to customers and Caterpillar dealers for Caterpillar machinery and engines, Solar® gas turbines and other equipment and marine vessels. Cat Financial has offices and subsidiaries located throughout the Americas, Asia, Australia and Europe, with headquarters in Nashville, Tennessee.

STATISTICAL HIGHLIGHTS:

FOURTH QUARTER 2008 VS. FOURTH QUARTER 2007
(ENDING DECEMBER 31)
(Millions of dollars)

	2008	2007	CHANGE
Revenues	$ 661	$ 780	(15%)
Profit Before Tax	$ (10)	$ 172	(106%)
Profit After Tax	$ 13	$ 113	(88%)
New Retail Financing	$ 3,428	$ 4,100	(16%)
Total Assets	$33,082	$29,429	12%

FULL YEAR 2008 VS. FULL YEAR 2007
(ENDING DECEMBER 31)
(Millions of dollars)

	2008	2007	CHANGE
Revenues	$ 2,999	$ 2,998	0%
Profit Before Tax	$ 505	$ 728	(31%)
Profit After Tax	$ 385	$ 494	(22%)
New Retail Financing	$15,879	$14,074	13%

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this earnings release may be considered "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may relate to future events or our future financial performance, which may involve known and unknown risks and uncertainties and other factors that may cause our actual results, levels of activity, performance or achievement to be materially different from those expressed or implied by any forward-looking statements. In this context, words such as "believes," "expects," "estimates," "anticipates," "will," "should" and similar words or phrases often identify forward-looking statements made on behalf of Cat Financial. These statements are only predictions. Actual events or results may differ materially due to factors that affect international businesses, including changes in economic conditions, laws and regulations and political stability, as well as factors specific to Cat Financial and the markets we serve, including the market's acceptance of the Company's products and services, the creditworthiness of customers, interest rate and currency rate fluctuations and estimated residual values of leased equipment. Those risk factors may not be exhaustive. We operate in a continually changing business environment, and new risk factors emerge from time to time. We cannot predict these new risk factors, nor can we assess the impact, if any, of these new risk factors on our businesses or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those projected in any forward-looking statements. Accordingly, forward-looking statements should not be relied upon as a prediction of actual results. Moreover, we do not assume responsibility for the accuracy and completeness of those statements. All of the forward-looking statements are qualified in their entirety by reference to the factors discussed under the captions "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our annual report on Form 10-K for the fiscal year ended December 31, 2007, and similar sections in our quarterly reports on Form 10-Q that describe risks and factors that could cause results to differ materially from those projected in the forward-looking statements. We do not undertake to update our forward-looking statements.